SCHEDULE 14D-9
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities
Exchange Act of 1934
Apache Offshore Investment Partnership
(Name of Subject Company)
Apache Offshore Investment Partnership
(Name of Person(s) Filing Statement)
Partnership Units
(Title of Class of Securities)
036909 109
(CUSIP Number of Class of Securities)
David C. Higgins
Apache Offshore Investment Partnership
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056
(713) 296-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
     The name of the subject company is Apache Offshore Investment Partnership, a Delaware general partnership (the “Investment Partnership”). The Investment Partnership’s managing partner is Apache Corporation, a Delaware corporation (the “Managing Partner”). The Investment Partnership’s principal executive offices are located at 2000 Post Oak Boulevard, Suite 100 Houston, Texas 77056 and its telephone number is (713) 296-6000. The Investment Partnership’s primary business is to serve as the sole limited partner of Apache Offshore Petroleum Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). The primary business of the Operating Partnership is oil and gas exploration, development and production operations. The Managing Partner also serves as the general partner of the Operating Partnership.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of partnership of the Investment Partnership (the “Units”). As of June 5, 2008, 1,029.51706 Units were outstanding.
Item 2. Identity and Background of Filing Person.
     The filing person is the Investment Partnership, which is the subject company. The Investment Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer for the Units by SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MPF ePlanning Opportunity Fund I, LP, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 12, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) to purchase up to 207 Units at a purchase price equal to $13,850 per Unit, less the amount of any distributions declared or made with respect to the Units between June 6, 2008 and July 18, 2008 or such other date as the offer may be extended by the MPF Group.
     The offer to purchase the Units (the “MPF Offer”) is being made by the MPF Group pursuant to an Offer to Purchase dated June 6, 2008 and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2008.
     According to the Schedule TO filed by the MPF Group, the MPF Group’s principal executive offices are located at 1640 School Street, Moraga, California 94556.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     As of June 5, 2008, the Managing Partner held 53.09293 Units, or approximately 5.15707 percent of the outstanding Units and directors of the Managing Partner held four Units, which represented less than one percent of the outstanding Units. To the knowledge of the Managing Partner, no person or entity owns, of record or beneficially, more than five percent of the Investment Partnership’s outstanding Units, except for the Managing Partner.
     The Managing Partner manages the Investment Partnership’s operations. The Managing Partner uses a portion of its staff and facilities for this purpose and is reimbursed for actual costs paid on behalf of the Investment Partnership, as well as for general, administrative and overhead costs properly allocable to the Investment Partnership.
     Effective November 1992, with the Managing Partner and the Operating Partnership’s acquisition of an additional net revenue interest in Matagorda Island Blocks 681 and 682, a wholly-owned subsidiary of the Managing Partner purchased from Shell Oil Company (“Shell”) a 14.4 mile natural gas and condensate pipeline connecting Matagorda Island Block 681 to onshore markets. The Operating Partnership paid to a subsidiary of the Managing Partner transportation fees totaling $4,248 in 2007, $7,676 in 2006 and $15,185 in 2005 for the Operating Partnership’s share of gas transmission costs. The fees were at the same rates and terms as previously paid to Shell. The Managing Partner believes that all transactions with related parties were consummated at fair value.

Item 4. The Solicitation or Recommendation
     The Investment Partnership, through the Managing Partner, is required by the rules of the SEC to make a statement disclosing that the Investment Partnership recommends acceptance or rejection of such offer, expresses no opinion and is remaining neutral toward such offer or is unable to take a position. The Managing Partner expresses no opinion and is remaining neutral with respect to the MPF Offer, primarily because the Managing Partner believes that the means used in the MPF Offer to value the Units is not a reliable measure of value in this instance because there is no public market for the Units.
     The Managing Partner calls attention to the following considerations:
•	The MPF Offer represents the price at which the MPF Group is willing to purchase the Units and, according to the MPF Group, does not purport to be the fair value of the Units.

•	The MPF Group estimates the value of a Unit to be approximately $17,958.

•	The MPF Offer states that MPF Group intends to make a profit from the purchase of a Unit at $13,850.

•	The MPF Offer price of $13,850 per Unit will be reduced by the amount of any distributions declared or made with respect to a Unit between June 6, 2008 and July 18, 2008, or such other date to which the MPF Offer may be extended.

•	On June 5, 2008, the Investment Partnership paid $13,757 cash, including interest, per Unit to each of the nine holders of Units who exercised the semi-annual contractual right of presentment provided in the partnership agreement of the Investment Partnership. See Item 6 below for additional information on the right of presentment.

•	The MPF Offer is limited to 207 Units. If more than 207 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 207 Units on a pro rata basis. Therefore, a holder of Units (an “Investing Partner”) who tenders all of its Units might not fully dispose of its investment in the Investment Partnership. The MPF Offer allows Investing Partners the option to sell “All or None” of his or her Units. If the Investing Partner elects the “All or None” option and more than 207 Units are tendered, the Investing Partner’s tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase the Investing Partner’s Units.

•	The MPF Offer states that Investing Partners will have the right to withdraw Units tendered in the MPF Offer at any time until the expiration of the MPF Offer on July 18, 2008, or such other date to which the MPF Offer may be extended, or, if the Units have not been accepted for payment by August 5, 2008, an Investing Partner can withdraw them at any time after such time until such Units are accepted for payment.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.
     Each Investing Partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in light of its unique circumstances including:
•	its investment objectives;

•	its financial circumstances including the tolerance for risk and need for liquidity;

•	its views as to the Investment Partnership’s prospects and outlook;

•	its own analysis and review of all publicly available information about the Investment Partnership;

•	other financial opportunities available to it;

•	its own tax position and tax consequences;

•	other factors that the Investing Partner may deem relevant to its decision.
     Under any circumstances, the Investing Partner should be aware that a sale of its Units in the Investment Partnership will have tax consequences that could be adverse. The Managing Partner urges each Investing Partner to consult with his or her tax advisor about the tax considerations of a sale on the Investing Partner’s particular situation and the effect of any negative capital accounts.
     The information set forth in the Letter to Unit holders of the Investment Partnership, dated as of June 16, 2008, a copy of which is attached hereto as Exhibit (a)(2)(i), is incorporated by reference.
     At this date, the Managing Partner does not nor does any executive officer, director, affiliate or subsidiary of the Investment Partnership intend to tender Units that are beneficially owned.
     The Managing Partner urges each Investing Partner to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
Item 5. Persons/Assets Retained, Employed or to Be Compensated or Used
     Neither the Investment Partnership nor, to the knowledge of the Investment Partnership, any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Investing Partners on the Investment Partnership’s behalf concerning the MPF Offer.
Item 6. Interest in Securities of the Subject Company
     The partnership agreement of the Investment Partnership provides a right of presentment under which, twice a year, all Investing Partners have a limited and voluntary right to present their Units to the Investment Partnership for purchase for cash. The first right of presentment for the year 2008 was available commencing April 23, 2008. Under such right, the Investment Partnership offered to repurchase a Unit at $13,225 cash, plus interest to the date of payment. The purchase price was determined pursuant to the provisions of the partnership agreement and utilized a valuation date of December 31, 2007. The nine Investing Partners who exercised such right of presentment received $13,757 per Unit ($13,225 plus interest of $532 through June 5, 2008). As a result, the Investment Partnership acquired 8.66667 Units for a total of $119,224, which was paid to such Investing Partners on June 5, 2008. The second right of presentment for the year 2008 is expected to occur in the fourth quarter of 2008.
Item 7. Purposes of the Transactions and Plans or Proposals
     The Investment Partnership is not currently involved in any negotiation in response to the MPF Offer regarding a tender offer for or other acquisition of securities by or of the Investment Partnership.
Item 8. Additional Information
     Not Applicable.
Item 9. Exhibits

(a)(2)(i)	Letter to Unit holders of the Investment Partnership, dated June 16, 2008.

(a)(2)(ii)	The Investment Partnership’s Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on February 29, 2008, SEC File No. 0-13546 and incorporated herein by reference).

(a)(2)(iii)	The Investment Partnership’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 (filed with the SEC on May 12, 2008, SEC File No. 0-13546 and incorporated herein by reference).

(e)(1)	Partnership Agreement of Apache Offshore Investment Partnership (incorporated by reference to Exhibit (3)(i) to Form 10 filed by the Investment Partnership with the SEC on April 30, 1985, SEC File No. 0-13546).

(e)(2)	Amendment No. 1, dated February 11, 1994, to the Partnership Agreement of Apache Offshore Investment Partnership (incorporated by reference to Exhibit 3.3 to the Investment Partnership’s Annual Report on Form 10-K for the year ended December 31, 1993, SEC File No. 0-13546).

(e)(3)	Limited Partnership Agreement of Apache Offshore Petroleum Limited Partnership (incorporated by reference to Exhibit (3)(ii) to Form 10 filed by the Investment Partnership with the SEC on April 30, 1985, SEC File No. 0-13546).

(e)(4)	Joint Venture Agreement, dated as of November 23, 1992, between Apache Corporation and Apache Offshore Petroleum Limited Partnership (incorporated by reference to Exhibit 10.6 to the Investment Partnership’s Annual Report on Form 10-K for the year ended December 31, 1992, SEC File No. 0-13546).
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2008

Apache Offshore Investment Partnership By: Apache Corporation, Managing Partner
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Executive Officer

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